

April 17, 2012

Via E-Mail
Phil E. Ray, CEO
American Business Services, Inc.
4980 Silver Pine Drive
Castle Rock, CO 80108

> **Re: American Business Services, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed April 2, 2012**
> **File No. 333-177525**

Dear Mr. Ray:

We have reviewed your amended registration statement and response letter, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless otherwise indicated, references to prior comments refer to those in our letter dated February 24, 2012.

Risk Factors

"13. We may be exposed to potential risks…," page 13

1.   We note the phrase, "If we become registered as a publicly traded company with the SEC…." Please revise the risk factor to avoid confusion as to when you will be required to comply with Section 404 of the Sarbanes-Oxley Act and Item 308(a)(1)-(3) of Regulation S-K, given your disclosures elsewhere that there can be no assurance that a public trading market in your securities will develop. Consider instead referencing the annual report for which you anticipate being required to comply with Item 308(a) of Regulation S-K, which would appear to be for your fiscal year ended December 31, 2013. Refer to Instruction 1 to Item 308.

Description of Business

EDGARizing and XBRL, page 21

2.   Please provide support for the following statement on page 22: "While many law firms and private companies are able to do the EDGARizing, there are a limited number of companies in the US at this time that have the capabilities of doing the XBRL process." We note in this regard your disclosure that you are currently using a third-party software package to create XBRL documents, as well as the list of "some of the companies doing XBRL" you present on page 23.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Promissory Notes Receivable as of December 31, 2011, page 29

3.   We note your added disclosure on page 30 in response to prior comment 5 that there have been no collection delays or uncertainties regarding the outstanding receivables and that at December 31, 2010 and 2011 the company had no balance in its allowance for doubtful accounts. This disclosure does not appear consistent with the related party disclosure on page 54 that there was a corresponding note reserve of $25,100 and $35,100 at December 31, 2010 and 2011, respectively. Please revise your disclosure to quantify the note reserve for consistency with your financial statements. As previously requested, please revise to discuss collection delays and uncertainties regarding the outstanding notes receivables. Refer to Item 303(a)(1) of Regulation S-K.

Certain Relationships and Related Transactions, page 37

4.   Further to prior comment 20 from our letter dated November 22, 2011, and comment 20 from our letter dated January 10, 2012, it continues to appear that you should expand the disclosure in this section to provide disclosure that is fully responsive to Item 404(d) of Regulation S-K with respect to each of the company's loans to or from related parties that was issued or outstanding during any of the past three fiscal years. In this regard, we note that you discuss here the convertible note you issued to Strategic Dental Management Corp., but you do not discuss any of the other notes described on page 29 as transactions with related persons (e.g., the convertible note payable to VentureVest Capital Corporation or the convertible notes issued to Centennial Growth Equities, Inc.). As noted in our prior comments, please revise to provide all the information called for by Item 404(a)(5) relating to your outstanding related-party notes, including the amounts of principal and interest paid during the period for which disclosure is provided and the rate of interest payable on the indebtedness. Alternatively, explain to us in your response how you concluded that such disclosure is not required pursuant to Item 404(d).

You may contact Joyce Sweeney, Staff Accountant at (202) 551-3449 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3483 or Mark P. Shuman, Legal Branch Chief, at (202) 551-3462 with any other questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor

cc: Via E-Mail
        Jody M. Walker
        J. M. Walker & Associates
        Attorneys At Law